EXHIBIT 10.28


MASTER LEASE AGREEMENT
(OFF BALANCE SHEET - SYNTHETIC)


THIS MASTER LEASE AGREEMENT, dated as of October 14, 2003 ("Agreement"), between General Electric Capital Corporation, with an office at 1000 Windward Concourse, Suite 403, Alpharetta, Georgia 30005 (hereinafter called, together with its successors and assigns, if any, "Lessor"), and THE DIXIE GROUP, INC., a Corporation organized and existing under the laws of the State of Tennessee (the "State") with its mailing address and chief place of business at 185 S. Industrial Blvd.; Calhoun, Georgia 30701 (hereinafter called "Lessee").


WITNESSETH:


I.   LEASING:

(a)   Subject to the terms and conditions set forth below, Lessor agrees to lease to Lessee, and Lessee agrees to lease from Lessor, the equipment and the property ("Equipment") described in Annex A to any schedule hereto ("Schedule"). Terms defined in a Schedule and not otherwise defined herein shall have the meanings ascribed to them in such Schedule.

(b)   The obligation of Lessor to lease the Equipment to Lessee under any Schedule shall be subject to receipt by Lessor, prior to the Lease Commencement Date (with respect to such Equipment), of each of the following documents in form and substance satisfactory to Lessor: (i) a Schedule relating to the Equipment then to be leased hereunder, (ii) a evidence satisfactory to Lessor of ownership of the Equipment, (iii) evidence of insurance which complies with the requirements of Section X, and (iv) such other documents as Lessor may reasonably request. As a further condition to such obligations of Lessor, Lessee shall execute and deliver to Lessor a Certificate of Acceptance (in the form of Annex C to the applicable Schedule) covering such Equipment Upon execution by Lessee of any Certificate of Acceptance, the Equipment described thereon shall be deemed to have been delivered to, and irrevocably accepted by, Lessee for lease hereunder.

II.   TERM, RENT AND PAYMENT:

(a)   The rent payable hereunder and Lessee's right to use the Equipment shall commence on the date of execution by Lessee of the Certificate of Acceptance for such Equipment ("Lease Commencement Date"). The term of this Agreement shall be the period specified in the applicable Schedule. If any term is extended, the word "term" shall be deemed to refer to all extended terms, and all provisions of this Agreement shall apply during any extended terms, except as may be otherwise specifically provided in writing.

(b)   Rent shall be paid to Lessor at its address stated above, except as otherwise directed by Lessor. Payments of rent shall be in the amount set forth in, and due in accordance with, the provisions of the applicable Schedule. If one or more Advance Rentals are payable, such Advance Rental shall be (i) set forth on the applicable Schedule, (ii) due upon acceptance by Lessor of such Schedule, and

EXHIBIT 10.28

(iii) when received by Lessor, applied to the first rent payment and the balance, if any, to the final rental payment(s) under such Schedule. In no event shall any Advance Rental or any other rent payments be refunded to Lessee. If rent is not paid within ten days of its due date, Lessee agrees to pay a late charge of five cents ($0.05) per dollar on, and in addition to, the amount of such delinquent rent but not exceeding the lawful maximum, if any.

III.   Intentionally Deleted.

IV.   TAXES: Lessee shall have no liability for taxes imposed by the United States of America or any State or political subdivision thereof which are on or measured by the net income of Lessor. Lessee shall report (to the extent that it is legally permissible) and pay promptly all other taxes, fees and assessments due, imposed, assessed or levied against any Equipment (or the purchase, ownership, delivery, leasing, possession, use or operation thereof), this Agreement (or any rentals or receipts hereunder), any Schedule, Lessor or Lessee by any foreign, federal, state or local government or taxing authority during or related to the term of this Agreement, including, without limitation, all license and registration fees, and all sales, use, personal property, excise, gross receipts, franchise, stamp or other taxes, imposts, duties and charges, together with any penalties, fines or interest thereon (all hereinafter called "Taxes"). Lessee shall (i) reimburse Lessor upon receipt of written request for reimbursement for any Taxes charged to or assessed against Lessor, (ii) on request of Lessor, submit to Lessor written evidence of Lessee's payment of Taxes, (iii) on all reports or returns show the ownership of the Equipment by Lessor, and (iv) send a copy thereof to Lessor.

V.   REPORTS:

(a)   Lessee will notify Lessor in writing, within ten days after any tax or other lien shall attach to any Equipment, of the full particulars thereof and of the location of such Equipment on the date of such notification.

(b)   Lessee will within 95 days of the close of each fiscal year of Lessee, deliver to Lessor, Lessee's balance sheet and profit and loss statement, certified by a recognized firm of certified public accountants. Upon request Lessee will deliver to Lessor quarterly, within 95 days of the close of each fiscal quarter of Lessee, in reasonable detail, copies of Lessee's quarterly financial report certified by the chief financial officer of Lessee. Lessee may satisfy the foregoing obligations by providing copies of its filed Form 10-K and Form 10-Q.

(c)   Lessee will permit Lessor to inspect any Equipment during normal business hours.

(d)   Lessee will keep the Equipment at the Equipment Location (specified in the applicable Schedule) and will promptly notify Lessor of any relocation of Equipment. The foregoing notwithstanding, Lessee may relocate the Equipment to other facilities operated by it or by its wholly-owned subsidiaries within the continental United States; provided, Lessee (i) promptly notifies Lessor in writing of the new location, (ii) delivers to Lessor prior to relocation any instruments or documents reasonably required to protect the interest of Lessor in the Equipment, including without limitation, UCC filings, and landlord or

EXHIBIT 10.28

mortgagee waivers with respect to the new location, and (iii) indemnifies and holds harmless Lessor from any additional tax, fees or other charges resulting from the relocation of the Equipment. Upon the written request of Lessor, Lessee will notify Lessor forthwith in writing of the location of any Equipment as of the date of such notification.

(e) Lessee will promptly and fully report to Lessor in writing if any Equipment is lost or damaged (where the estimated repair costs would exceed 10% of its then fair market value), or is otherwise involved in an accident causing personal injury or property damage.

(f) Within 60 days after any request by Lessor, Lessee will furnish a certificate of an authorized officer of Lessee stating that he has reviewed the activities of Lessee and that, to the best of his knowledge, there exists no default (as described in Section XIV) or event which with notice or lapse of time (or both) would become such a default.

(g) Lessee will promptly notify Lessor of any change in Lessee's state of incorporation or organization.

VI.   CONTROL AND OPERATION:

(a) Lessee agrees that the Equipment will be used by Lessee solely in the conduct of its business and in a manner complying with all applicable federal, state, and local laws and regulations.

(b) EXCEPT AS PROVIDED IN SUBPARAGRAPH (1) BELOW, LESSEE SHALL NOT ASSIGN, ENCUMBER OR TRANSFER, OR IN ANY WAY DISPOSE, THE EQUIPMENT OR OF ALL OR ANY PART OF ITS RIGHTS OR OBLIGATIONS UNDER THIS LEASE OR ANY SCHEDULE OR ENTER INTO ANY SUBLEASE OF ALL OR ANY PORTION OF ANY EQUIPMENT WITHOUT THE PRIOR WRITTEN CONSENT OF LESSOR.

(1) Sublease. So long as (i) no Default or Event of Default shall have occurred and be continuing, and (ii) Lessee complies with the provisions of this Section VI (b), Lessee may sublease the Equipment to a wholly-owned subsidiary of Lessee (a "Permitted Sublessee"), provided that each of the following conditions is satisfied prior to any subleasing pursuant to this Section VI(b):

(i) a sublease to a Permitted Sublessee ("Permitted Sublease") shall (A) not contain terms inconsistent with the terms of this Lease except that it may impose additional or more stringent obligations on any Permitted Sublessee than are imposed on Lessee under this Lease; (B) provide that no further subleases of the Equipment by such Permitted Sublessee shall be permitted; (C) provide that in no event shall the term of the Permitted Sublease extend beyond the Expiration Date;

(ii) the Permitted Sublease shall provide that, (A) the Permitted Sublease is subject and subordinate to this Agreement in all respects, and the rights of the Permitted

EXHIBIT 10.28

Sublessee under the Permitted Sublease are subject and subordinate in all respects to the rights of Lessor under this Lease; (B) prior to delivery of the Equipment to the Permitted Sublessee the Permitted Sublessee shall provide an acknowledgement to Lessor in form and substance satisfactory to Lessor, confirming its agreement to this Section VI(c) and confirming that its rights to possession of the Equipment under the Permitted Sublease will terminate immediately, and that it will redeliver the Equipment immediately to Lessor upon notification from Lessor, that an Event of Default has occurred and is continuing and that Lessor has, as a result thereof, terminated Lessee's right to possession of the Equipment under this Lease (the "Subordination Acknowledgement"); (C) Lessee may terminate such Permitted Sublease following the occurrence of an Event of Default under this Lease where Lessor has terminated the leasing of the Equipment under this Lease as a result thereof; (D) upon notice by Lessor or Lessee to the Permitted Sublessee of an Event of Default by Lessee under the Lease, all payments under the Permitted Sublease shall be made to the Lessor;

(iii)   Lessee shall grant to Lessor an assignment by way of security interest in favor of Lessor in Lessee's right, title and interest under the Permitted Sublease (and any security interest in the subleased Equipment granted to the Lessee thereunder), in form and substance satisfactory to Lessor. Lessee shall cause the Permitted Sublessee to deliver to Lessor an acknowledgment of such security interest. Such acknowledgment shall be in form and substance acceptable to Lessor;

(iv)   Lessee shall remain primarily liable for the performance of its obligations under this Lease to the same extent as if no Permitted Sublease had been entered into; to the extent that the Permitted Sublessee properly (in the sole judgment of the Lessor) performs a non-monetary obligation under the Permitted Sublease, Lessor agrees that such performance shall discharge Lessee's corresponding obligation under this Lease;

(v)   Lessee and each Permitted Sublessee shall cooperate with Lessor in connection with the execution and filing of any documents (including Uniform Commercial Code financing statements naming permitted Sublessee, as debtor, Lessee, as secured party, and Lessor, as assignee) required by Lessor to be executed and filed from time to time with any governmental agency, registry or authority in order to protect the interests of Lessor in the Equipment, this Lease, any Permitted Sublease and/or to ensure the validity, enforceability or priority thereof; Lessee shall be responsible for the costs of any such filings;

(vi)   Lessee will pay to Lessor on demand all reasonable out of pocket expenses payable or incurred by Lessor in connection with the review and approval of any documentation required in connection with the subleasing of the Equipment; and

(vii)   promptly after its execution, Lessee shall provide Lessor with the executed original of the Permitted Sublease with constitutes the chattel paper copy so that possession thereof perfects a security interest in such chattel paper under the Uniform Commercial Code.

EXHIBIT 10.28

(c)   Lessee will keep the Equipment free and clear of all liens and encumbrances other than those which result from acts of Lessor.

VII.   SERVICE:

(a)   Lessee will, at its sole expense, maintain each unit of Equipment in good operating order, repair, condition and appearance in accordance with manufacturer's recommendations, normal wear and tear excepted. Lessee shall, if at any time requested by Lessor, affix in a prominent position on each unit of Equipment plates, tags or other identifying labels showing ownership thereof by Lessor.

(b)   Lessee will not, without the prior consent of Lessor, affix or install any accessory, equipment or device on any Equipment if such addition will impair the originally intended function or use of such Equipment. All additions, repairs, parts, supplies, accessories, equipment, and devices furnished, attached or affixed to any Equipment which are not readily removable shall be made only in compliance with applicable law, including Internal Revenue Service guidelines, and shall become the property of Lessor. Lessee will not, without the prior written consent of Lessor and subject to such conditions as Lessor may impose for its protection, affix or install any Equipment to or in any other personal or real property.

(c)   Any alterations or modifications to the Equipment that may, at any time during the term of this Agreement, be required to comply with any applicable law, rule or regulation shall be made at the expense of Lessee.

VIII.   STIPULATED LOSS VALUE: Lessee shall promptly and fully notify Lessor in writing if any unit of Equipment shall be or become worn out, lost, stolen, destroyed, irreparably damaged in the reasonable determination of Lessee, or permanently rendered unfit for use from any cause whatsoever (such occurrences being hereinafter called "Casualty Occurrences"). On the rental payment date next succeeding a Casualty Occurrence (the "Payment Date"), Lessee shall pay Lessor the sum of (x) the Stipulated Loss Value of such unit calculated as of the rental next preceding such Casualty Occurrence ("Calculation Date"); and (y) all rental and other amounts which are due hereunder as of the Payment Date. Upon payment of all sums due hereunder, the term of this lease as to such unit shall terminate and , any right, title or interest of Lessor in and to such unit shall be transferred to Lessee on an AS-IS WHERE IS basis without warranty, and Lessee shall be entitled to all applicable insurance proceeds.

IX.   LOSS OR DAMAGE: Lessee hereby assumes and shall bear the entire risk of any loss, theft, damage to, or destruction of, any unit of Equipment from any cause whatsoever.

X.   INSURANCE: Lessee agrees, at its own expense, to keep all Equipment insured for such amounts and against such hazards as Lessor may require, including, but not limited to, insurance for damage to or loss of such Equipment and liability coverage for personal injuries, death or property damage, with Lessor named as additional insured and with a loss payable clause in favor of Lessor, as its interest may appear, irrespective of any breach of warranty or other act or omission of Lessee. All

EXHIBIT 10.28

such policies shall be with companies, and on terms, satisfactory to Lessor. Lessee agrees to deliver to Lessor evidence of insurance satisfactory to Lessor. No insurance shall be subject to any co-insurance clause. Physical damage insurance will have a $250,000.00 deductible, and Lessee will consult with Lessor before any increase in such deductible amount. Lessee hereby appoints Lessor as Lessee's attorney-in-fact to make proof of loss and claim for insurance, and to make adjustments with insurers and to receive payment of and execute or endorse all documents, checks or drafts in connection with payments made as a result of such insurance policies. Any expense of Lessor in adjusting or collecting insurance shall be borne by Lessee. Lessee will not make adjustments with insurers except (i) with respect to claims for damage to any unit of Equipment where the repair costs do not exceed 10% of such unit's fair market value, or (ii) with Lessor's written consent. Said policies shall provide that the insurance may not be altered or cancelled by the insurer until after thirty (30) days written notice to Lessor. Provided no default has occurred and is continuing, Lessee shall have the right to adjust all claims and to deal with all carriers with respect to claims; Lessor may, at its option, apply proceeds of insurance, in whole or in part, to (i) repair or replace Equipment or any portion thereof, or (ii) to satisfy any obligation of Lessee to Lessor hereunder.

XI.   EARLY TERMINATION OPTION

So long as no default has occurred and is continuing hereunder, Lessee shall have the right to terminate any Schedule to the Lease with respect to all but not less than all of the Equipment on or after the First Termination Date (specified in the applicable Schedule), as of a rent payment date ("Early Termination Date") upon at least 90 days prior written notice to Lessor.. On the Early Termination Date, Lessee shall pay to Lessor (a) the Prepayment Penalty stipulated on the applicable Schedule, plus (b) the "Early Purchase Option Price" which shall be equal to the Stipulated Loss Value corresponding to the Early Termination Date times the Lessor's Capitalized Cost, plus (c) all Rent for such Equipment due and unpaid as of, together with Rent accrued through, the Early Termination Date, plus (d) all taxes, including, but not limited to, sales and transfer taxes due in connection with such sale, plus (e) all other sums then due and payable under the Lease by Lessee. (the total amounts in each event shall be referred to as the "Early Termination Price"). Upon Lessor's receipt of the Early Termination Price, the lease of such Equipment shall terminate and Lessor, via a bill of sale and/or other reasonably necessary documentation, shall transfer to Lessee all of Lessor's right, title and interest in and to such Equipment. The transfer of Lessor's right, title and interest in and to such Equipment to Lessee shall be on an "AS-IS, WHERE-IS" basis, and as except as expressly provided herein, with no representations or warranties (express or implied) as to any matter whatsoever. Anything in this Section XI notwithstanding, if the Lessor does not receive the Early Termination Price on the Early Termination Date according to the terms of this Section XI then this Lease shall continue in effect according to its terms.

XII.   END OF LEASE TERM OPTIONS.

Unless Lessee has exercised its Early Termination Option pursuant to Section XI hereof, upon the expiration of the term of this Agreement with respect to any Schedule, Lessee must elect to do one of the following:

EXHIBIT 10.28

(a)   Extension. Upon the expiration of the Basic Term of any Schedule, to renew the Agreement with respect to all, but not less than all, of the Equipment leased thereunder for an addition term of twelve (12) months (the "Renewal Term") at a lease rate factor based on an interest rate per annum equal to 550 basis points over the then current yield to maturity of U.S. Treasury Notes having a one year maturity. The equal monthly payment shall be sufficient to fully repay any unpaid portion of the Capitalized Lessor's Cost in twelve installments. At the end of the Renewal Term, provided that Lessee is not then in default under this Agreement or any other agreement between Lessor and Lessee, Lessee shall purchase all, and not less than all, of such Equipment for $1.00 cash, together with all rent and other sums then due on such date, plus all taxes and charges upon transfer and all other reasonable and documented expenses incurred by Lessor in connection with such transfer. Upon satisfaction of the conditions specified in this Paragraph (a), Lessor will transfer, on an AS IS BASIS, without recourse or warranty, express or implied, of any kind whatsoever, all of Lessor's interest in and to the Equipment. Lessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the Equipment and any other matters.

(b)   Return. Return all (but not less than all) of the Equipment, which has not otherwise been terminated in accordance with the terms hereof, to Lessor upon the following terms and conditions: (i) pay to Lessor on the last day of the initial term of this Agreement with respect to an individual Schedule (in addition to the scheduled rent due on such date and all other sums due hereunder) a return fee equal to the Return Percentage as shown on the applicable Schedule times Capitalized Lessor's Cost (as stated in such Schedule) of such Equipment and (ii) return the Equipment to Lessor in accordance with the terms of Section XIII hereof. Thereafter, Lessor and Lessee will arrange for the commercially reasonable sale, scrap or other disposition of such Equipment. The proceeds of any such sale or other disposition, if any, shall be paid directly to the Lessor and applied as follows: (1) firstly, to pay all of Lessor's costs, charges and expenses incurred in taking, removing, holding, repairing and selling, leasing or otherwise disposing of Equipment; then, (2) secondly, to the extent not previously paid by Lessee, to pay Lessor all sums due from Lessee under (i) above; then (3) thirdly, to pay to Lessee the Guaranteed Residual Amount of such Equipment, which shall be equal to the Guaranteed Residual Percentage as shown in the applicable Schedule times the Capitalized Lessor's Cost, then (4) any surplus remaining after deduction of (1), (2) and (3) shall be paid to Lessee. Lessor shall promptly pay any deficiency resulting from the difference between the remaining amount of the proceeds (after deduction of (1) and (2)) and the Guaranteed Residual Amount. All calculations under this Section XII hereof shall be made on an aggregate basis with respect of all of the Equipment described on the applicable Schedule.

(c)   Purchase. Purchase on an AS IS BASIS all (but not less than all) of the Equipment, which has not otherwise been terminated in accordance with the terms hereof, from Lessor for an amount equal to the Fixed Purchase Price determined as hereinafter provided. The Fixed Purchase Price of the Equipment shall be an amount equal to the Return Percentage as shown on the applicable Schedule times the Capitalized Lessor's Cost of such Equipment (as specified on the applicable Schedule); together with all rent and other sums due on such date, plus all taxes and charges upon sale and all other reasonable expenses incurred by Lessor in connection with such sale.

XIII.   RETURN OF EQUIPMENT

EXHIBIT 10.28

(a)   Should Lessee elect to return the Equipment to Lessor upon any expiration or termination of this Agreement or any Schedule, Lessee shall promptly, at its own cost and expense: (i) perform any testing and repairs required to place the affected units of Equipment in the same condition and appearance as when received by Lessee (reasonable wear and tear excepted) and in good working order for their originally intended purpose; (ii) if deinstallation, disassembly or crating is required, cause such units to be deinstalled, disassembled and crated by an authorized manufacturer's representative or such other service person as is satisfactory to Lessor; and (iii) return such units to a location within the continental United States as Lessor shall direct.

(b)   Until Lessee has fully complied with the requirements of Section XIII (a) above, Lessee's rent payment obligation and all other obligations under this Agreement shall continue from month to month notwithstanding any expiration or termination of the lease term. Lessor may terminate such continued leasehold interest upon ten (10) days notice to Lessee.

XIV.   DEFAULT:

(a)   Lessor may in writing declare this Agreement in default if: (i) Lessee breaches its obligation to pay rent or any other sum when due and fails to cure the breach within ten (10) days; (ii) Lessee breaches any of its insurance obligations under Section X; (iii) Lessee breaches any of its other obligations and fails to cure that breach within thirty (30) days after written notice from Lessor; (iv) any representation or warranty made by Lessee in connection with this Agreement shall be false or misleading in any material respect; (v) Lessee or any guarantor or other obligor for the Lessee's obligations hereunder ("Guarantor") becomes insolvent or ceases to do business as a going concern; (vi) any Equipment is illegally used; (vii) if Lessee or any Guarantor is a natural person, any death or incompetency of Lessee or such Guarantor; (viii) a petition is filed by or against Lessee or any Guarantor under any bankruptcy or insolvency laws and in the event of an involuntary petition, the petition is not dismissed within forty-five (45) days of the filing date; (ix) Lessee defaults under any other material obligation for (A) borrowed money, (B) the deferred purchase price of property, or (C) payments due under lease agreements; or (x) there is any dissolution, termination of existence, merger, consolidation or change in controlling ownership of Lessee or any Guarantor. The default declaration shall apply to all Schedules unless specifically excepted by Lessor.

(b)   After default, Lessee shall, within ten (10) days of written demand, forthwith pay to Lessor (A) as liquidated damages for loss of a bargain and not as a penalty, the Stipulated Loss Value of the Equipment (calculated as of the rental next preceding the declaration of default), plus (B) all rentals and other sums then due hereunder; and (C) the Prepayment Premium; and upon timely payment in full of the foregoing sums, any right, title or interest of Lessor in and to such unit shall be transferred to Lessee on an AS-IS WHERE IS basis without warranty. If Lessee fails to pay the foregoing sums in full within the time required above, (i) at the request of Lessor, Lessee shall comply with the provisions of Section XIII (ii) Lessee hereby authorizes Lessor to enter, with or without legal process, any premises where any Equipment is believed to be and take possession thereof; and (iii) Lessor may, but shall not be required to, sell Equipment at private or public sale, in bulk or in parcels, with or without notice, and without having the Equipment present at the place of sale; or Lessor may, but shall not be required to, lease, otherwise dispose of or keep

EXHIBIT 10.28

idle all or part of the Equipment; and Lessor may use Lessee's premises for any or all of the foregoing without liability for rent, costs, damages or otherwise. The proceeds of sale, lease or other disposition, if any, shall be applied in the following order of priorities: (1) to pay all of Lessor's costs, charges and expenses incurred in taking, removing, holding, repairing and selling, leasing or otherwise disposing of Equipment; then, (2) to the extent not previously paid by Lessee, to pay Lessor all sums due from Lessee hereunder; then (3) to reimburse to Lessee any sums previously paid by Lessee as liquidated damages; and (4) any surplus shall be retained by Lessor. Lessee shall pay any deficiency in (1) and (2) forthwith.

(c)   The foregoing remedies are cumulative, and any or all thereof may be exercised in lieu of or in addition to each other or any remedies at law, in equity, or under statute. Lessee waives notice of sale or other disposition (and the time and place thereof), and the manner and place of any advertising. Lessee shall pay reasonable attorney's fees incurred by Lessor. Waiver of any default shall not be a waiver of any other or subsequent default.

(d)   Any default under the terms of this or any other agreement between Lessor and Lessee may be declared by Lessor a default under this and any such other agreement.

XV.   ASSIGNMENT: Lessor may assign this Agreement or any Schedule. Lessee hereby waives and agrees not to assert against any such assignee any defense, set-off, recoupment claim or counterclaim which Lessee has or may at any time have against Lessor for any reason whatsoever; however, no assignment shall waive, release or terminate any then existing rights Lessee may have against Lessor.

XVI.   NET LEASE; NO SET-OFF, ETC: This Agreement is a net lease. Lessee's obligation to pay rent and other amounts due hereunder shall be absolute and unconditional. Lessee shall not be entitled to any abatement or reductions of, or set-offs against, said rent or other amounts, including, without limitation, those arising or allegedly arising out of claims (present or future, alleged or actual, and including claims arising out of strict tort or negligence of Lessor) of Lessee against Lessor under this Agreement or otherwise. Nor shall this Agreement terminate or the obligations of Lessee be affected by reason of any defect in or damage to, or loss of possession, use or destruction of, any Equipment from whatsoever cause. It is the intention of the parties that rents and other amounts due hereunder shall continue to be payable in all events in the manner and at the times set forth herein unless the obligation to do so shall have been terminated pursuant to the express terms hereof.

XVII.   INDEMNIFICATION:

(a)   Lessee hereby agrees to indemnify, save and keep harmless Lessor, its agents, employees, successors and assigns from and against any and all losses, damages, penalties, injuries, claims, actions and suits, including legal expenses, of whatsoever kind and nature, in contract or tort, whether caused by the active or passive negligence of Lessor or otherwise, and including, but not limited to, Lessor's strict liability in tort, arising out of (i) the selection, manufacture, purchase, acceptance or rejection of Equipment, the ownership of Equipment during the term of this Agreement, and the delivery, lease, possession, maintenance, uses, condition, return or operation of Equipment (including, without limitation, latent and other defects, whether or not discoverable by Lessor or Lessee and any claim for patent, trademark or copyright

EXHIBIT 10.28

infringement) or (ii) the condition of Equipment sold or disposed of after use by Lessee, any Sublessee or employees of Lessee. Lessee shall, upon request, defend any actions based on, or arising out of, any of the foregoing.

(b)   All of Lessor's rights, privileges and indemnities contained in this Section XVII shall survive the expiration or other termination of this Agreement and the rights, privileges and indemnities contained herein are expressly made for the benefit of, and shall be enforceable by Lessor, its successors and assigns.

XVIII.   DISCLAIMER: LESSEE ACKNOWLEDGES THAT IT HAS SELECTED THE EQUIPMENT WITHOUT ANY ASSISTANCE FROM LESSOR, ITS AGENTS OR EMPLOYEES. LESSOR DOES NOT MAKE, HAS NOT MADE, NOR SHALL BE DEEMED TO MAKE OR HAVE MADE, ANY WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, WITH RESPECT TO THE EQUIPMENT LEASED HEREUNDER OR ANY COMPONENT THEREOF, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY AS TO DESIGN, COMPLIANCE WITH SPECIFICATIONS, QUALITY OF MATERIALS OR WORKMANSHIP, MERCHANTABILITY, FITNESS FOR ANY PURPOSE, USE OR OPERATION, SAFETY, PATENT, TRADEMARK OR COPYRIGHT INFRINGEMENT, OR TITLE. All such risks, as between Lessor and Lessee, are to be borne by Lessee. Without limiting the foregoing, Lessor shall have no responsibility or liability to Lessee or any other person with respect to any of the following, regardless of any negligence of Lessor (i) any liability, loss or damage caused or alleged to be caused directly or indirectly by any Equipment, any inadequacy thereof, any deficiency or defect (latent or otherwise) therein, or any other circumstance in connection therewith; (ii) the use, operation or performance of any Equipment or any risks relating thereto; (iii) any interruption of service, loss of business or anticipated profits or consequential damages; or (iv) the delivery, operation, servicing, maintenance, repair, improvement or replacement of any Equipment. If, and so long as, no default exists under this Lease, Lessee shall be, and hereby is, authorized during the term of this Lease to assert and enforce, at Lessee's sole cost and expense, from time to time, in the name of and for the account of Lessor and/or Lessee, as their interests may appear, whatever claims and rights Lessor may have against any Supplier of the Equipment.

XIX.   REPRESENTATIONS AND WARRANTIES OF LESSEE: Lessee hereby represents and warrants to Lessor that on the date hereof and on the date of execution of each Schedule:

(a)   Lessee has adequate power and capacity to enter into, and perform under, this Agreement and all related documents (together, the "Documents") and is duly qualified to do business wherever necessary to carry on its present business and operations, including the jurisdiction(s) where the Equipment is or is to be located.

(b)   The Documents have been duly authorized, executed and delivered by Lessee and constitute valid, legal and binding agreements, enforceable in accordance with their terms, except to the extent that the enforcement of remedies therein provided may be limited under applicable bankruptcy and insolvency laws.

EXHIBIT 10.28

(c)   No approval, consent or withholding of objections is required from any governmental authority or instrumentality with respect to the entry into or performance by Lessee of the Documents except such as have already been obtained.

(d)   The entry into and performance by Lessee of the Documents will not: (i) violate any judgment, order, law or regulation applicable to Lessee or any provision of Lessee's Certificate of Incorporation or By-Laws; or (ii) result in any breach of, constitute a default under or result in the creation of any lien, charge, security interest or other encumbrance upon any Equipment pursuant to any indenture, mortgage, deed of trust, bank loan or credit agreement or other instrument (other than this Agreement) to which Lessee is a party.

(e)   There are no suits or proceedings pending or threatened in court or before any commission, board or other administrative agency against or affecting Lessee, which will have a material adverse effect on the ability of Lessee to fulfill its obligations under this Agreement.

(f)   The Equipment accepted under any Certificate of Acceptance is and will remain tangible personal property.

(g)   Each Balance Sheet and Statement of Income delivered to Lessor has been prepared in accordance with generally accepted accounting principles, and since the date of the most recent such Balance Sheet and Statement of Income, there has been no material adverse change.

(h)   Lessee's exact legal name is as set forth in the first sentence of this Agreement and Lessee is and will be at all times validly existing and in good standing under the laws of the State of its incorporation (specified in the first sentence of this Agreement).

(i)   The Equipment will at all times be used for commercial or business purposes within the Continental United States.

(j)   Lessee is and will remain in full compliance with all laws and regulations applicable to it including, without limitation, (i) ensuring that no person who owns a controlling interest in or otherwise controls Lessee is or shall be (Y) listed on the Specially Designated Nationals and Blocked Person List maintained by the Office of Foreign Assets Control ("OFAC"), Department of the Treasury, and/or any other similar lists maintained by OFAC pursuant to any authorizing statute, Executive Order or regulation or (Z) a person designated under Section 1(b), (c) or (d) of Executive Order No. 13224 (September 23, 2001), any related enabling legislation or any other similar Executive Orders, and (ii) compliance with all applicable Bank Secrecy Act ("BSA") laws, regulations and government guidance on BSA compliance and on the prevention and detection of money laundering violations.

XX.   OWNERSHIP FOR TAX PURPOSES, GRANT OF SECURITY INTEREST:

(a)   For income tax purposes, the parties hereto agree that it is their mutual intention that Lessee shall be considered the owner of the Equipment. Accordingly, Lessor agrees (i) to treat Lessee as

EXHIBIT 10.28

the owner of the Equipment on its federal income tax return, (ii) not to take actions or positions inconsistent with such treatment on or with respect to its federal income tax return, and (iii) not to claim any tax benefits available to an owner of the Equipment on or with respect to its federal income tax return. The foregoing undertakings by Lessor shall not be violated by Lessor's taking a tax position inconsistent with the foregoing sentence to the extent such position is required by law or is taken through inadvertence so long as such inadvertent tax position is reversed by Lessor promptly upon its discovery. Lessor shall in no event be liable to Lessee if Lessee fails to secure any of the tax benefits available to the owner of the Equipment.

(b)   Lessor and Lessee hereby agree that the transaction contemplated herein is intended as a lease; PROVIDED HOWEVER that, if it is determined for other reasons that the lease so intended creates a security interest, Lessee shall have been deemed to grant, effective as of each Lease Commencement Date, and hereby grants, to Lessor the following security interests to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever of Lessee to Lessor, now existing or arising in the future under this Agreement or any Schedules attached hereto, and any renewals, extensions and modifications of such debts, obligations and liabilities:

(i)   Lessee hereby grants to Lessor a first priority security interest in the Equipment and all accessions, substitutions and replacements thereto and therefore, and proceeds (cash and non-cash, including without limitation insurance proceeds) thereof. In furtherance of the foregoing, Lessee shall (A) execute and deliver to Lessor, to be recorded at Lessee's expense, Uniform Commercial Code financing statements, statements of amendment and statements of continuation as reasonably may be required by Lessor to perfect and maintain perfected the first priority security interest granted by Lessee herein and (B) execute and deliver, to be recorded at Lessee's expense, any such forms and documents as reasonably may be required by Lessor to evidence Lessor's title to and security interest in any item of Equipment which is covered by a certificate of title issued under a statute of any applicable jurisdiction.

(ii)   To the extent the Equipment may constitute or be deemed to be included as a part of Lessee's inventory, as such term is defined in the Uniform Commercial Code of any applicable jurisdiction (the "Inventory"), Lessee hereby grants to Lessor a security interest in such Inventory, which shall mean all Equipment, offered or furnished under any contract of service or intended for sale or lease, any and all additions, attachments, accessories and accessions thereto, any and all substitutions, replacements or exchanges therefore, any and all leases, subleases, rentals, accounts and contracts with respect to the Equipment which may now exist or hereafter arise, together with all rights thereunder and all rental and other payments and purchase options due and to become due thereunder, any and all sales proceeds payable for such property, all insurance, bonds and/or other proceeds of the property and all returned or repossessed Equipment now or at any time or times hereafter in the possession of under the control of Lessee or Lessor; PROVIDED, HOWEVER, THAT LESSEE IS NOT AUTHORIZED TO SELL THE EQUIPMENT OR THE INVENTORY.

EXHIBIT 10.28

(iii)   Lessee also grants to Lessor a security interest in all accounts, as such term is defined in the Uniform Commercial Code of any applicable jurisdiction, now owned by Lessee or hereafter acquired or owned by Lessee that might arise or result from any lease or other disposition of any of the Equipment or the Inventory, including, but not limited to, any right of Lessee to payment for Equipment sold or leased or for services rendered whether or not evidenced by an instrument of chattel paper, and whether or not such right has been earned by performance.

XXI.   MISCELLANEOUS:

(a)   Any cancellation or termination by Lessor, pursuant to the provision of this Agreement, any Schedule, supplement or amendment hereto, or the lease of any Equipment hereunder, shall not release Lessee from any then outstanding obligations to Lessor hereunder. Except as provided in Section XX, all Equipment shall at all times remain personal property of Lessor regardless of the degree of its annexation to any real property and shall not by reason of any installation in, or affixation to, real or personal property become a part thereof.

(b)   Time is of the essence of this Agreement. Lessor's failure at any time to require strict performance by Lessee of any of the provisions hereof shall not waive or diminish Lessor's right at any other time to demand strict compliance with this Agreement. Lessee agrees, upon Lessor's request, to execute, or otherwise authenticate, any document, record or instrument necessary or expedient for filing, recording or perfecting the interest of Lessor or to carry out the intent of this Agreement. In addition, Lessee hereby authorizes Lessor to file a financing statement and amendments thereto describing the Equipment described in any and all Schedules now and hereafter executed pursuant hereto and adding any other collateral described therein and containing any other information required by the applicable Uniform Commercial Code.   Further, Lessee irrevocably grants to Lessor the power to sign Lessee's name and generally to act on behalf of Lessee to execute and file financing statements and other documents pertaining to any or all of the Equipment. Lessee hereby ratifies its prior authorization for Lessor to file financing statements and amendments thereto describing the Equipment and containing any other information required by any applicable law (including without limitation the Uniform Commercial Code) if filed prior to the date hereof. All notices required to be given hereunder shall be deemed adequately given if sent by registered or certified mail to the addressee at its address stated herein, or at such other place as such addressee may have specified in writing. This Agreement and any Schedule and Annexes thereto constitute the entire agreement of the parties with respect to the subject matter hereof. NO VARIATION OR MODIFICATION OF THIS AGREEMENT OR ANY WAIVER OF ANY OF ITS PROVISIONS OR CONDITIONS, SHALL BE VALID UNLESS IN WRITING AND SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE PARTIES HERETO.

(c)   In case of a failure of Lessee to comply with any provision of this Agreement, Lessor shall have the right, but shall not be obligated to, effect such compliance, in whole or in part; and all moneys spent and expenses and obligations incurred or assumed by Lessor in effecting such compliance shall constitute additional rent due to Lessor within five days after the date Lessor sends notice to Lessee requesting payment. Lessor's effecting such compliance shall not be a waiver of Lessee's default.

EXHIBIT 10.28

(d)   Any rent or other amount not paid to Lessor when due hereunder shall bear interest, both before and after any judgment or termination hereof, at the lesser of twelve percent per annum or the maximum rate allowed by law. Any provisions in this Agreement and any Schedule, which are in conflict with any statute, law or applicable rule shall be deemed omitted, modified or altered to conform thereto.

(e)   LESSEE HEREBY UNCONDITIONALLY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS LEASE, ANY OF THE RELATED DOCUMENTS, ANY DEALINGS BETWEEN LESSEE AND LESSOR RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION OR ANY RELATED TRANSACTIONS, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN LESSEE AND LESSOR. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT (INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS). THIS WAIVER IS IRREVOCABLE MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS LEASE, ANY RELATED DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THIS TRANSACTION OR ANY RELATED TRANSACTION. IN THE EVENT OF LITIGATION, THIS LEASE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(f)   THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CONNECTICUT (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES OF SUCH STATE), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, REGARDLESS OF THE LOCATION OF THE EQUIPMENT.

(g)   To the extent that any Schedule would constitute chattel paper, as such term is defined in the Uniform Commercial Code as in effect in any applicable jurisdiction, no security interest therein may be created through the transfer or possession of this Agreement in and of itself without the transfer or possession of the original of a Schedule executed pursuant to this Agreement and incorporating this Agreement by reference; and no security interest in this Agreement and a Schedule may be created by the transfer or possession of any counterpart of the Schedule other than the original thereof, which shall be identified as the document marked "Original" and all other counterparts shall be marked "Duplicate".

IN WITNESS WHEREOF, Lessee and Lessor have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

EXHIBIT 10.28

LESSOR: **LESSEE:**

GENERAL ELECTRIC CAPITAL CORPORATION   THE DIXIE GROUP, INC.

By: /s/ Allen Brown   By: /s/ Gary A. Harmon
Title: Senior Risk Analyst   Title: Vice President and Chief
                                                                      Financial Officer